EXHIBIT 99.3


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[GRAPHIC OMITTED]
ARACRUZ CELULOSE S.A.

  First         (Rio de Janeiro - April 10, 2003) -
Quarter         Aracruz Celulose S.A. (NYSE: ARA) today
   2003         announces its consolidated first quarter
Results         2003 results stated in US dollars, according
                to US GAAP



Highlights

Sales volume was a new record of 497,000 tons, production totalled 497,000 tons and inventories were at 29 days of production as of March 31, 2003. EBITDA adjusted by other non-cash items amounted to $125.1 million, a 58% margin. Average list pulp price was $479/ton and the Company reported a net income of $58.5 million in the quarter.

                                                   1Q           1Q
Summary                                          2003         2002         % var

Net revenues (US$ million)                      217.6        124.2           75%
--------------------------------------------------------------------------------
EBITDA (US$ million)                            121.1         48.1          152%
--------------------------------------------------------------------------------
EBITDA (adjusted by other non- cash items)      125.1         52.0          141%
--------------------------------------------------------------------------------
Net income (loss)                                58.5         (7.7)         860%
--------------------------------------------------------------------------------
# ADR outstanding (million)                     103.1        103.2             -
--------------------------------------------------------------------------------
EPADR ($)                                        0.57        (0.07)         914%
--------------------------------------------------------------------------------
Sales volume (tons)                           497,000      317,000           57%
--------------------------------------------------------------------------------
Production volume (tons)                      497,000      319,000           56%
--------------------------------------------------------------------------------
Inventories (tons)                            166,000       97,000           71%
--------------------------------------------------------------------------------
Inventories (days of production)                   29           27             -
--------------------------------------------------------------------------------
Avg. list pulp price ($/ton)                      479          425           13%
--------------------------------------------------------------------------------
Net debt / Total capital                          20%          23%             -
--------------------------------------------------------------------------------



Release available in PDF at:                  Conference Call
www.aracruz.com.br                            Management would like to invite
                                              you to participate in its 1Q2003
Additional information:                       results conference call: April 11,
Mauricio Werneck (55-21) 3820-8131            2003 - 11:00 AM (New York time)
invest@aracruz.com.br                         To join, please dial:
Patrick Kilhaney (1-212) 419-8308             (1-719) 457-2661
Patrick.kilhaney@citigatefi.com               The call will also be webcast on
                                              Aracruz's website


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Global Pulp Market Update

During the first quarter of 2003 the world market pulp price has recovered, mainly driven by pulp supply. Product availability was limited due to pulp production curtailments as a result of inventory adjustments, maintenance and bad weather conditions in the Northern Hemisphere. At the same time, pulp demand remained at reasonable levels in the majority of the markets, except in Asia and especially in China, where demand was above levels of the previous year. Consequently, global pulp inventories were driven down to below the normal level.

From December 2002 through February 2003, Norscan inventories were reduced by almost 220,000 tons, reverting the historical seasonal trend of 180,000 ton inventory increase throughout this period. At the end of November 2002, Norscan stocks were at 1,690,000 tons (29 days of supply) and reached 1,472,000 tons (23 days of supply) at the end of February 2003.

Eucalyptus pulp price increases were announced and implemented during the first quarter of this year, representing a net increase of about $ 60/ton. In Europe list price increased from $ 450/ton in December 2002 to $ 510/ton in March 2003. As of April 2003, BEKP is being sold at $ 540/ton.

Should seasonal trends of limited pulp supply and increased demand continue, the pulp market will remain balanced in the coming months.


Production and sales

Pulp production totalled 497,000 tons in the first quarter of 2003, which is 56% higher than in the same period of 2002, due to the additional volume produced in Fiberline C in the period. A scheduled maintenance downtime of 10 days was taken at Fiberline B in March.

Pulp sales reached 497,000 tons in the quarter, compared to 317,000 tons in the same period last year. At the end of March, inventories were at 29 days of production.

                    First Quarter 2003

Europe 39%     North America 36%     Asia 23%     Brazil 2%


                    First Quarter 2002

Europe 46%     North America 36%     Asia 15%     Brazil 2%     Latin America 1%


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Income Statement

Average list pulp price was $479/ton, compared to $425/ton in the same period of last year.

Net operating revenues totalled $217.6 million, $93.4 million higher than in the same period of 2002.

Net pulp operating revenues during the first quarter of 2003 were $215.2 million compared to $123.1 million in the same period of last year, mainly as a result of higher sales volume ($70.0 million) and higher pulp prices ($22.1 million).

Total cost of sales was $124.9 million in the first quarter of 2003 compared with $100.8 million in the same period of last year.

Cost of pulp sold in the first quarter was $122.1 million ($246/ton), compared with $98.6 million ($311/ton) in the first quarter of 2002. Production cost in the quarter was $208/ton compared to $273/ton in the same period of last year. Cash production cost in the quarter was $122/ton compared to $155/ton of 1Q02, and the reasons were the following:

        Cash production cost                                         US$ per ton

        1Q02                                                                155
        Lower consumption of chemicals and fuel                             (13)
        Lower cash fixed production costs due to higher volume              (12)
        Veracel's wood purchases (1Q02-$5/ton, 1Q03-$15/ton)                 10
        Local currency devaluation gains partially offset by inflation      (18)
        1Q03                                                                122

Approximately 60% of the company's cash production cost is correlated to local currency inflation.

Selling and distribution expenses were $7.5 million, or $1.3 million higher than in the same period of last year, mainly due to higher sales volume.

Administrative expenses were $4.5 million, or $0.5 million lower than the same period of 2002, mainly due to lower labor expenses of $0.4 million.

Other operating expenses were $4.0 million, or $0.5 million lower than the same period of last year, mainly due to the reversal of a provision for losses on inventory totalling $1.2 million (in the first quarter 2002 this provision represented $1.8 million), lower fixed asset write-offs totalling $0.2 million ($0.5 million 1Q02) and $0.9 million for the allowance of doubtful accounts receivable incurred in the first quarter 2002, partially offset by higher provisions for losses on ICMS credits that totalled $4.7 million ($1.0 million
1Q02).

Financial Income in the first quarter of 2003 was $21.6 million, compared to $17.5 million in the same period of last year. The difference is mainly due to higher interest rates on cash investments.

Financial Expenses were $17.1 million in the first quarter of 2003, compared to $16.3 million in the same period of last year. In the first quarter of 2003 a provision of $6.1 million for SELIC interest on fiscal contingencies was reverted (see "Income tax and social contribution") and the first quarter of 2002 figure was reduced by capitalized interest of $6.7 million.

Currency re-measurement resulted in a net gain of $10.6 million in the first quarter of 2003, which is higher than the net gain of $2.3 million in the first quarter of 2002, reflecting the appreciation of the local currency against the dollar. The closing exchange rate on March 31, 2003 was R$3.3531 per US dollar.

Income tax and social contribution in the first quarter of 2003 totalled an expense of $31.3 million, compared to $17.2 million in the same period last year. The variation was mainly due to a $46.2 million income tax in the parent company's local currency statements, partially offset by a $9.3 million reversal of provisions


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for legal disputes related to an economic plan in 1989 ("Plano Verao"), $8.8 million from temporary differences between local currency and dollar accounting on capitalized interest on Fiberline C loans ($6.3 million), a realized gain on available-for-sale securities ($2.5 million) incurred in the first quarter of 2002 and a $10.7 million tax reduction as a result of the ADENE (Brazilian Northeast Development Agency) benefit. No income tax payments were made during the first quarter of 2003. At the end of the quarter, the tax credit balance amounted to $79 million, which will be offset against future tax charges.


Debt and cash structure

Gross debt was $947.9 million at the end of March 2003, or $154.1 million higher than at the end of December 2002.

(US$ million)                           March 31, 2003         December 31, 2002

SHORT-TERM DEBT                                  459.0                     182.7
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Current Portion of Long-Term Debt                292.6                     167.3
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   Local currency                                 34.3                      27.3
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   Foreign currency                              258.3                     140.0
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Short-Term Debt Instruments                      159.6                      10.8
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   Local currency                                  3.0                       3.3
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   Foreign currency                              156.6                       7.5
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Accrued financial charge                           6.8                       4.6
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LONG-TERM DEBT                                   488.9                     611.1
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   Local currency                                164.9                     163.9
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   Foreign currency                              324.0                     447.2
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TOTAL DEBT                                       947.9                     793.8
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Debt in local currency corresponds entirely to long-term BNDES (Brazilian
Development Bank) loans. Total debt maturity is as follows:


                 (US$ million)                   Total Debt

                         2003                         375.9
                 ------------------------------------------
                         2004                         175.4
                 ------------------------------------------
                         2005                          94.6
                 ------------------------------------------
                         2006                          93.7
                 ------------------------------------------
                         2007                          91.8
                 ------------------------------------------
                    2008 and after                    116.5
                 ------------------------------------------
                         Total                        947.9


Cash investments at the end of the quarter totalled $502.9 million, of which $463.8 million was invested in local currency instruments and $39.1 million was invested abroad, mostly in US dollar time deposits. Part of the local currency investments were hedged against the local currency volatility through dollar future contracts in the notional principal of $156 million at the end of the period.

Net debt (gross debt less cash holdings) was $445.0 million at the end of the quarter, or $74.8 million lower than at the end of the fourth quarter of 2002, mainly due to the operating cash generation and a $11.9 million net translation gain partially offset by $29.3 million capital expenditures and $9.7 million acquisition of an additional 5% of Veracel S.A. (current stake is 50%). Net debt to total capital ratio at the end of March 2003 was 20%, compared to 23% at the end of December 2002.


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EBITDA was $121.1 million in the first quarter of 2003, compared to $48.1 million in the same period of 2002 as a result of higher sales prices, higher sales volume and lower costs. EBITDA margin was 56%, compared to 39% in the same period of last year. First quarter 2003 adjusted EBITDA, before other non-cash charges, totalled $125.1 million, compared to $52.0 million in the same period of last year, resulting in an adjusted margin of 58%.

(US$ million)                                      1Q 2003               1Q 2002

EBITDA                                               121.1                  48.1
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Non-cash charges                                       4.0                   3.9
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   Provision for labor indemnity                       0.2                   0.2
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   Provision for loss on ICMS credits                  4.7                   1.0
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   Provision (reversal) for loss on inventory         (1.2)                  1.8
--------------------------------------------------------------------------------
   Fixed assets write-off                              0.2                     -
--------------------------------------------------------------------------------
   Allowance for doubtful accounts receivable            -                   0.9
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   Other                                               0.1                     -
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   Adjusted EBITDA                                   125.1                  52.0
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Interest coverage (adjusted EBITDA / cash interest expense) was 7.1x in the first quarter of 2003, compared to 4.5x in the same period of 2002. Capital expenditures and other in the period were the following ($ million):

       (US$ million)                                          1Q 2003

       Land purchases                                             8.7
       --------------------------------------------------------------
       Investments in the new mill                                7.2
       --------------------------------------------------------------
       Sea transportation project                                 1.5
       --------------------------------------------------------------
       Silviculture                                               3.0
       --------------------------------------------------------------
       Total - Fiberline C Project                               20.4
       --------------------------------------------------------------
       Silviculture                                               5.1
       --------------------------------------------------------------
       On-going industrial investments                            0.2
       --------------------------------------------------------------
       Other forestry investments                                 3.2
       --------------------------------------------------------------
       Miscellaneous projects                                     0.4
       --------------------------------------------------------------
       Total Capital Expenditures                                29.3
       --------------------------------------------------------------
       Other - acquisition of an additional 5% of Veracel S.A.    9.7
       --------------------------------------------------------------
       Total Capital Expenditure and other                       39.0
       --------------------------------------------------------------


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Stock performance, results according
to Brazilian GAAP and other
information

From December 31, 2002 to March 31, 2003, Aracruz's ADR price increased 7.81%, from $18.56 to $20.01. In the same period, the Dow Jones Industrial Average Index declined 4.19%, while the S&P Paper and Forest Index declined 5.21%.

      Stock Price Performance - through 03/31/2003 (100 Basis on 12/31/02)

                               [GRAPHIC OMITTED]



Local currency consolidated results under Brazilian GAAP - Corporate Law totalled a net income of R$319.7 million ($95.3 million) in the quarter. Aracruz has also publicly released in Brazil its unconsolidated financial results, which under Brazilian law are the basis for the calculation of minimum dividends and income taxes. In the first quarter of 2003 Aracruz Celulose S.A. reported an unconsolidated net income of R$305.7 million ($91.2 million).

The Company is located at the ADENE (Brazilian Northeast Development Agency) jurisdiction, allowing a reduction on federal income tax for the next 10 years.


Aracruz Celulose S.A., located in the coastal state of Espirito Santo, Brazil, is the world's largest producer of bleached eucalyptus kraft market pulp. All of the high-quality hardwood pulp and lumber supplied by the company is produced exclusively from planted eucalyptus forests. The Aracruz pulp is used to manufacture a wide range of consumer and value-added products, including premium tissue and top quality printing, writing and specialty papers. The lumber, produced in a high-tech sawmill located in the extreme-south of the State of Bahia, is sold under the brand name Lyptus to the furniture and interior design industries in Brazil and abroad. Aracruz is listed on the Sao Paulo Stock Exchange (BOVESPA), on the Latin American Securities Market (Latibex) in Madrid
- Spain and on the New York Stock Exchange under an ADR level III program (ticker symbol ARA). Each ADR represents 10 underlying class B preferred shares.


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ARACRUZ CELULOSE S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of US Dollars, except for per-share amounts)
(unaudited)

                                                             Three-month period
                                                                    ended
                                                                  March 31,
                                                             2003          2002

Operating revenues                                        234,451       131,949
Domestic                                                    5,023         4,441
Export                                                    229,428       127,508

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Sales taxes and other deductions                           16,898         7,717
--------------------------------------------------------------------------------
Net operating revenues                                    217,553       124,232
Pulp                                                      215,225       123,098
Sawn wood                                                   2,328         1,134

--------------------------------------------------------------------------------
Operating costs and expenses                              140,853       116,412
Cost of sales                                             124,942       100,754
   Pulp                                                   122,063        98,622
   Sawn wood                                                2,879         2,132
Selling                                                     7,477         6,206
Administrative                                              4,473         4,981
Other, net                                                  3,961         4,471

--------------------------------------------------------------------------------
Operating income                                           76,700         7,820
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Non-operating (income) expenses                           (13,077)       (1,734)
Financial income                                          (21,574)      (17,480)
Financial expenses                                         17,104        16,288
Loss (gain) on currency re-measurement, net               (10,625)       (2,275)
Equity in results of affiliated company                     2,013         1,746
Other, net                                                      5           (13)

--------------------------------------------------------------------------------
Income before income taxes                                 89,777         9,554
--------------------------------------------------------------------------------
Income taxes (benefit)                                     31,261        17,242
Current                                                    25,632         5,672
Deferred                                                    5,629        11,570

--------------------------------------------------------------------------------
Net income (Loss) for the period                           58,516        (7,688)
--------------------------------------------------------------------------------
Depreciation and depletion:                                44,447        40,257
   Pulp production cost                                    43,025        38,656
   Other Operating costs and expenses                       1,422         1,601
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EBITDA                                                    121,147        48,077
--------------------------------------------------------------------------------
EBITDA (adjusted by other non-cash items)                 125,095        51,956


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ARACRUZ CELULOSE S.A.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US dollars)

ASSETS                                           Mar.31, 03          Dec. 31, 02

Current assets                                      818,031              524,416

Cash and cash equivalents                            43,014               25,474

Debt securities available - for
 sale, at fair value                                459,930              248,455

Accounts receivable, net:

   Related Parts                                      2,966                2,781

   Other                                            137,238              130,308

Inventories, net                                     84,840               81,553

Deferred income tax, net                              7,170                8,653

Recoverable income and other
 taxes                                               80,525               25,985

Prepaid expenses and other
 current assets                                       2,348                1,207
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Property, plant and equipment,
 net                                              1,984,751            2,000,071
--------------------------------------------------------------------------------
Investment in affiliated
 company                                             94,614               86,969
--------------------------------------------------------------------------------
Other assets                                         44,673               87,358

Advances to suppliers                                30,454               28,229

Deposits for tax assessments                         11,293               10,605

Deferred income tax, net                                                     361

Recoverable income and other
 taxes                                                   24               45,170

Other                                                 2,902                2,993
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TOTAL                                             2,942,069            2,698,814
--------------------------------------------------------------------------------



LIABILITIES                                       Mar. 31, 03        Dec. 31, 02

Current Liabilities                                   551,322            238,504

Suppliers                                              49,363             45,902

Payroll and related charges                             5,295              7,426

Income and other taxes                                 36,705              2,054

Current portion of long-term debt

   Related party                                       56,769             47,281

   Other                                              235,836            120,033

Short-term borrowings - export financing
 and other                                            159,612             10,811

Accrued finance charges                                 6,768              4,555

Other accruals                                            974                442
--------------------------------------------------------------------------------
Long-term liabilities                                 571,406            699,492

Long-term debt

   Related party                                      209,671            214,772

   Other                                              279,252            396,319

Tax assessment & litigation contingencies              56,854             65,620

Deferred income tax, net                                3,785

Suppliers                                              18,873             20,113

Other                                                   2,971              2,668
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Minority interest                                         262                255
--------------------------------------------------------------------------------
Stockholder's equity                                1,819,079          1,760,563
--------------------------------------------------------------------------------
TOTAL                                               2,942,069          2,698,814
--------------------------------------------------------------------------------


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ARACRUZ CELULOSE S.A.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousands of US Dollars)

                                                             Three-month period
                                                                    ended
                                                                  March 31,
                                                              2003         2002

Cash flow from operating activities

Net income (loss) for the period                            58,516       (7,688)

Non-cash items included in income

   Depreciation, amortization & depletion                   44,447       40,257

   Other                                                    (2,808)      11,058

Changes in current and non-current assets and liabilities  (16,359)     (23,895)

Net cash provided by operating activities                   83,796       19,732
--------------------------------------------------------------------------------
Cash flow from investing activities

Debt securities available-for-sale                        (166,674)      44,500

Proceeds from sale of equipment                                 29          298

Addition to investment in affiliated company                (9,658)

Additions to property, plant and equipment                 (29,328)     (88,941)

Net cash provided by (used in) investing activities       (205,631)     (44,143)
--------------------------------------------------------------------------------
Cash flow from financing activities

Short- term debt, net                                      150,907      (73,241)

Long-term debt

   Issuance

      Other                                                             250,000

   Repayments

      Related Parties                                       (7,847)     (13,591)

      Other                                                 (1,746)    (135,729)

Net cash provided by financing activities                  141,314       27,439
--------------------------------------------------------------------------------
Effects of changes in exchange rates on cash
 and cash equivalents                                       (1,939)         (23)
--------------------------------------------------------------------------------
Increase in cash and cash equivalents                       17,540        3,005
--------------------------------------------------------------------------------
Cash and cash equivalents, beginning of period              25,474       20,125
--------------------------------------------------------------------------------
Cash and cash equivalents, end of period                    43,014       23,130


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Results Reconciliation


Brazilian Corporate Law x US GAAP (US$ million)                            1Q 03

--------------------------------------------------------------------------------
Net Parent Company Income (Corporate Law)                                  91.2
Realized profits from subsidiaries                                          4.1
--------------------------------------------------------------------------------
Net Consolidated Income (Corporate Law)                                    95.3
Depreciation, depletion and assets write-off                              (18.8)
Income tax provision                                                       11.2
Equity in results of affiliated company                                    (4.2)
Exchange variation                                                        (25.0)
--------------------------------------------------------------------------------
Net Consolidated Income (US GAAP)                                          58.5
--------------------------------------------------------------------------------
*Recognized in the income statement in Brazilian Corporate Law statements and stockholders' equity in US GAAP.


This press release contains statements which constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forwardlooking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. The Company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only as of the date made.